Akari Therapeutics, PLC

75/76 Wimpole Street

London W1G 9RT

United Kingdom

December 30, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akari Therapeutics, PLC
Registration Statement on Form F-3
File No. 333-251673

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akari Therapeutics, PLC (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-251673) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on December 31, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Richard Bass at (646) 531-0797. The Company hereby authorizes Mr. Bass to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Bass via email to rbass@mwe.com or facsimile to (646) 417 7675 and via mail at 340 Madison Avenue, New York, NY 10173.

Very truly yours,

AKARI THERAPEUTICS, PLC

By:	/s/ Clive Richardson
	Name:	Clive Richardson
	Title:	Chief Executive Officer

cc: Richard Bass (McDermott Will & Emery LLP)